February 3, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of Shares of beneficial interest, with par value $0.00001 per share, of the following series of COHEN & STEERS ETF TRUST, under the Exchange Act of 1934:

- Cohen & Steers Real Estate Active ETF
- Cohen & Steers Preferred and Income Opportunities Active ETF
- Cohen & Steers Natural Resources Active ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com